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CUSIP No. 766234108                                           Page 1 of 8 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(1)

                             Ridgewood Hotels, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    766234108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael Rosenzweig, Esq.
                                 Rogers & Hardin
                            2700 International Tower
                           229 Peachtree Street, N.E.
                       Atlanta, Georgia 30303 404/522-4700
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 11, 2000
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  766234108                                         Page 2  of 8 Pages

                              (Page 2 of 8 Pages)
                                  SCHEDULE 13D
1        NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NOEL RUSSELL WALDEN

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (A)
                                                                             (B)

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA


  NUMBER OF        7       SOLE VOTING POWER
   SHARES
BENEFICIALLY               130,000
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH

                   8       SHARED VOTING POWER

                           -0-

                   9       SOLE DISPOSITIVE POWER

                           130,000

                   10      SHARED DISPOSITIVE POWER

                           -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         130,000


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2%

14       TYPE OF REPORTING PERSON*
         IN

CUSIP No.  766234108                                         Page 3  of 8 Pages
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Ridgewood Hotels, Inc. (formerly Ridgewood Properties, Inc.) (the "Issuer"). The address of the principal executive offices of the Issuer is 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name

                  Noel Russell Walden ("Mr. Walden" or the "Reporting Person")

         (b)      Residence or Business Address

                  3190 Ridgewood Road
                  Atlanta, Georgia  30327

         (c)      Present Principal Occupation or Employment

                  Mr. Walden is a private investor.

         (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship

                  Mr. Walden is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The responses to Item 4 are incorporated herein by this reference.

         As more fully described below, pursuant to an Agreement, dated January 10, 2000, and a Management Agreement, dated January 10, 2000, each between Fountainhead Development Corp., Inc., a Georgia Corporation ("Buyer"), and the Issuer (together, the "Management Agreement"), the Issuer issued to Buyer 1,000,000 shares of Common Stock. In connection with the Management Agreement, the number of directors constituting the full Board of Directors of the Issuer was increased from three to seven, and four new directors (the "Buyer Designees") were appointed by the directors of the Issuer to fill the vacancies on the Issuer's Board of Directors, such appointments to be

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CUSIP No.  766234108                                          Page 4 of 8 Pages
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effective ten days after an Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder is delivered to stockholders of the Issuer and filed with the Securities and Exchange Commission (the "Commission") (the "Appointment Effective Date").

         Following the execution of the Management Agreement, the Reporting Person entered into a Common Stock Purchase Agreement by and among Fountainhead Development Corp., Inc. and N. Russell Walden dated January 11, 2000 (the "Walden Agreement") and another of the principal stockholders of the Issuer, ADT Security Services, Inc. ("ADT"), entered into a Stock Purchase Agreement (the "ADT Agreement"), respectively, each dated as of January 11, 2000, with Buyer. Pursuant to the terms of the Walden Agreement, the Reporting Person sold to Buyer, subject to certain terms and conditions, 650,000 shares of Common Stock (the "Walden Shares"), and pursuant to the ADT Agreement, ADT sold to Buyer, subject to certain terms and conditions, 450,000 shares of Preferred Stock, of the Issuer (the "ADT Shares"). Through the issuance of the Common Stock pursuant to the Management Agreement and the acquisitions of the Walden Shares and the ADT Shares, Buyer has obtained beneficial ownership of approximately 79% of the Common Stock. As of January 14, 2000 (the "Record Date"), the Issuer had 2,513,480 shares of Common Stock issued and outstanding that were held of record by approximately 190 persons. Each share of Common Stock is entitled to one vote.

         As of the Record Date, the Issuer had 450,000 shares of Preferred Stock issued and outstanding, and Buyer owned of record all such issued and outstanding shares of Preferred Stock. Shares of Preferred Stock of the Issuer are entitled to vote only as permitted by the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Ridgewood Properties, Inc. ("Certificate of Designations") and as required by the Delaware General Corporation Law ("DGCL"). Pursuant to the Certificate of Designations, shares of Preferred Stock, voting as a single class, are entitled to elect one director to serve on the Board of Directors of the Issuer for so long as a minimum of 50,000 shares of preferred stock are outstanding. Shares of Preferred Stock become entitled to vote on all matters presented to stockholders of the Issuer, together with and not separate from the shares of Common Stock, in the event that, and for so long as, the Issuer has failed to pay, in full, two quarterly dividends, whether or not consecutive, payable on the Preferred Stock. Due to the failure of the Issuer to pay dividends for the quarters ended April 30, 1999, July 31, 1999 and October 31, 1999, Buyer, as the holder of all the issued and outstanding Preferred Stock, has and will have for so long as the Issuer fails to cure such dividend defaults, the right to vote on all matters presented to the stockholders of the Issuer for consideration. The ADT Shares are subject to certain rights of ADT to require Buyer to return the Preferred Stock to ADT in the event that ADT is required by a court order, in litigation pending in the Court of Chancery in Delaware involving ADT, the Issuer and the directors of the Issuer, to return the Preferred Stock to the Issuer. In such case, Buyer has the obligation to purchase any Common Stock that may be issued to ADT as a result of such a court order.

         On January 10, 2000, the Issuer entered into the Management Agreement with Buyer, pursuant to which Buyer retained the Issuer to perform management services at Chateau Elan Winery and Resort, one of Buyer's properties, for a period of five years. In consideration of Buyer's agreement to enter into the Management Agreement and a payment of $10,000 by Buyer to the Issuer, the Issuer issued to Buyer 1,000,000 shares of Common Stock. In the Management Agreement, Buyer agreed to pay the Issuer a base management fee equal to 2% of the gross revenues of the properties being managed, plus an annual incentive management fee to be determined each year based on the profitability of the properties being managed during that year.

         The Management Agreement has a term of five years but is terminable upon the transfer by Buyer of all or a material portion of the properties covered by the Management Agreement. If the Management Agreement is terminated upon such a transfer or upon the occurrence of an event of default by Buyer, Buyer shall pay to the Issuer a portion of the projected fees owed to the Issuer under the Agreement, with adjustments based on the term of the Management Agreement remaining. In such event, Buyer may elect to surrender to the Issuer shares of Common Stock in lieu of a cash payment.

         In connection with the Management Agreement, the number of directors constituting the full Board of Directors of the Issuer was increased from three to seven members, effective on January 6, 2000. Further, the "Buyer Designees" were appointed by the directors of the Issuer to fill the resulting vacancies

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CUSIP No.  766234108                                          Page 5 of 8 Pages
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on the Issuer's Board of Directors, effective as of the Appointment Effective
Date. The four Buyer Designees are Donald E. Panoz, Nancy C. Panoz, Sheldon E. Misher and Henk H. Evers. The Reporting Person, Luther A. Henderson and Michael
M. Earley, currently directors of the Issuer, are presently continuing to serve in that capacity (the "Continuing Directors").

         Upon the Appointment Effective Date, the Buyer Designees will constitute a majority of the Issuer's directors. The Continuing Directors and the Buyer Designees will hold office as directors for a term of one year or until their successors are elected and qualified.

         Walden Agreement. Pursuant to the Walden Agreement, Buyer purchased from the Reporting Person 650,000 shares of Common Stock. The consideration paid by Buyer for the Walden Shares was $1,300,000, or $2.00 per share. To fund the acquisition of the Walden Shares, Buyer used its own funds for an initial cash payment of $780,000 and issued two promissory notes to the Reporting Person, each in the principal amount of $260,000, representing the balance of the purchase price of the Walden Shares. These notes become due and payable in full on January 11, 2001 and January 11, 2002, respectively. Each note bears interest at a rate of 6% per year, which interest is payable quarterly, commencing March 31, 2000. Pursuant to the Walden Agreement, Buyer has an option to purchase up to 65,000 additional shares of Common Stock from the Reporting Person, which option remains in effect for 15 months from the date of the Walden Agreement. In the event the Reporting Person wishes to sell any of the Common Stock owned by him and subject to Buyer's option, Buyer has a right of first refusal to purchase such shares at a purchase price of $2.00 per share.

         ADT Agreement. Pursuant to the ADT Agreement, Buyer purchased from ADT 450,000 shares of Preferred Stock. The consideration paid by Buyer for the ADT Shares was approximately $1,650,000. Each share of Preferred Stock is convertible into three shares of Common Stock. To fund the acquisition of the ADT Shares, Buyer used working capital and paid the purchase price in cash. The ADT Shares are subject to certain rights of ADT to require Buyer to return the ADT Shares to ADT in the event ADT is required by a court order, in litigation pending in the Court of Chancery in Delaware involving ADT, the Issuer and the directors of the Issuer, to return the ADT Shares to the Issuer. In such case, Buyer is obligated to purchase any Common Stock issued to ADT as a result of such court order.

         Effective as of January 11, 2000, the Reporting Person was replaced as President and Chief Executive Officer of the Issuer. Donald E. Panoz was appointed to serve as Chairman of the Board and Chief Executive Officer of the Issuer, Nancy C. Panoz was appointed to serve as Vice Chairman and Henk H. Evers was appointed to serve as President and Chief Operating Officer, in each case effective January 11, 2000. Mr. and Mrs. Panoz are directors and executive officers of Buyer and collectively may be deemed to be the beneficial owners of all of the voting stock of Fountainhead Holdings, Ltd. ("Holdings"), the owner of all of the voting stock of Buyer. Mr. Evers serves as Chief Executive Officer and President of Buyer.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The responses to Items 3 and 6 are incorporated herein by this reference.

         Other than as indicated in Item 3 hereof, the Reporting Person listed in Item 2(a) above presently has no plans or proposals which relate to or would otherwise result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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

CUSIP No.  766234108                                          Page 6 of 8 Pages
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         (d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses to Item 3 are incorporated herein by this reference.

         (a) Mr. Walden is the direct beneficial owner of 130,000 shares of Common Stock, or 5.2% of the 2,513,480 shares of Common Stock outstanding on the Record Date. Of the 130,000 shares of Common Stock, 65,000 shares are subject to an option in favor of Buyer, as described in Item 3, above.

         (b) Mr. Walden has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of the Shares.

         (c) Except for sale of Common Stock to Buyer, described in Item 3 hereof, the Reporting Person has not effected a transaction involving shares of Common Stock during the past 60 days.

         (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Items 3, 4 and 5 are incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1         Common Stock Purchase Agreement by and among
                           Fountainhead Development Corp., Inc. and N. Russell
                           Walden dated January 11, 2000.

CUSIP No.  766234108                                          Page 7 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          January 21, 2000
                                          ----------------
                                          (Date)

                                          /s/ Noel Russell Walden
                                          -----------------------
                                          Signature


                                          Noel Russell Walden
                                          -------------------
                                          (Name/Title)


                                       7


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CUSIP No. 766234108                                           Page 8 of 8 Pages

                                  EXHIBIT INDEX

                                                                       Sequential
Exhibit No.    Description                                             Page No.
-----------    -----------                                             ----------

Exhibit 1*     Common Stock Purchase Agreement by and among
               Fountainhead Development Corp., Inc. and N. Russell
               Walden dated January 11, 2000                               10

* Incorporated by reference from Exhibit F to a Schedule 13-D filed by Fountainhead Development Corp., Inc. with the Securities and Exchange Commission on January 20, 2000.


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